UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: August 26, 2008
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐]

Yes ☐	No ☑
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐]

Yes ☐	No ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2008	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
August 15, 2008
Dear Shareholder:
     On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the adjourned 2008 Annual Meeting of Shareholders of Teekay Tankers Ltd. The adjourned annual meeting will be held at:

Place:	Sheraton Seattle Hotel
Columbia Room
4th Floor, 1400 — Sixth Avenue
Seattle, WA 98101

Date:	Wednesday, September 24, 2008

Time:	9:00 a.m. (Pacific Time)
     The original 2008 Annual Meeting of Shareholders, which was scheduled for June 5, 2008, was adjourned until September 24, 2008 due to a third-party processing error in which proxy materials for Teekay Corporation, rather than for Teekay Tankers Ltd., were distributed to certain shareholders of Teekay Tankers Ltd.
     The Notice of Adjourned Annual Meeting and Proxy Statement is enclosed and describes the business to be transacted at the adjourned annual meeting and provides other information concerning Teekay Tankers. The principal business to be transacted at the meeting will be (1) the election of directors and (2) the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as Teekay Tankers’ independent auditors for the fiscal year ending December 31, 2008.
     The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and the ratification of Ernst & Young LLP, Chartered Accountants, as Teekay Tankers’ independent auditors.
     We know that many of our shareholders will be unable to attend the adjourned annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the meeting. Whether or not you plan to attend the meeting, we hope that you will have your stock represented by completing, signing, dating and returning your proxy card in the enclosed envelope as soon as possible. You may, of course, attend the meeting and vote in person even if you have previously returned your proxy card.
Sincerely,
BJORN MOLLER
Chief Executive Officer

ADJOURNED 2008 ANNUAL MEETING OF SHAREHOLDERS
NOTICE OF ADJOURNED ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

NOTICE OF ADJOURNED ANNUAL MEETING OF SHAREHOLDERS	1

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ADJOURNED ANNUAL MEETING	2

Q: Why am I receiving these materials?	2
Q: Why was the original 2008 annual meeting adjourned?	2
Q: What information is contained in this proxy statement?	2
Q: How may I obtain Teekay Tankers’ annual report to shareholders?	2
Q: How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the SEC?	2
Q: What items of business will be voted on at the adjourned annual meeting?	2
Q: How does the Board recommend that I vote?	3
Q: What shares can I vote?	3
Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
Q: How can I attend the adjourned annual meeting?	3
Q: How can I vote my shares in person at the adjourned annual meeting?	4
Q: How can I vote my shares without attending the adjourned annual meeting?	4
Q: Can I change my vote?	4
Q: Is my vote confidential?	4
Q: What are the relative voting rights of Teekay Tankers Class A common stock and Class B common stock?	4
Q: How many shares must be present or represented to conduct business at the adjourned annual meeting?	4
Q: How are votes counted?	5
Q: What is the voting requirement to approve each of the proposals?	5
Q: Is cumulative voting permitted for the election of directors?	5
Q: What happens if additional matters are presented at the adjourned annual meeting?	5
Q: What should I do if I receive more than one set of voting materials?	5
Q: How may I obtain a separate set of voting materials?	6
Q: Where can I find the voting results of the adjourned annual meeting?	6
Q: What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
Q: How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?	7

i

ii

TEEKAY TANKERS LTD.
NOTICE OF ADJOURNED ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, September 24, 2008, 9:00 a.m. (Pacific Time)

Place	Sheraton Seattle Hotel, Columbia Room, 4th Floor, 1400 - Sixth Avenue, Seattle, WA, 98101

Items of Business	(1)	To elect six directors to Teekay Tankers' Board of Directors for a term of one year.

	(2)	To ratify the selection of Ernst & Young LLP, Chartered Accountants, as Teekay Tankers' independent auditors for the fiscal year ending December 31, 2008.

	(3)	To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the adjourned annual meeting at the time and on the date specified above or at any time and date to which the adjourned annual meeting may be properly further adjourned or postponed.

Record Date	The record date for the adjourned annual meeting is August 15, 2008. Only shareholders of record at the close of business on that date will be entitled to notice, and to vote at, the adjourned annual meeting or any further adjournment or postponement of the meeting.

Voting	Your vote is very important. Whether or not you plan to attend the adjourned annual meeting, we encourage you to read this proxy statement and submit your proxy or voting instructions as soon as possible. You may submit your proxy for the adjourned annual meeting by completing, signing, dating and returning your proxy card in the enclosed envelope. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of this proxy statement and the instructions on the proxy or voting instruction card.
By Order of the Board of Directors
ARTHUR J. BENSLER
Secretary
August 15, 2008
This notice of adjourned annual meeting and proxy statement and form of proxy are being distributed on or about
August 20, 2008.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ADJOURNED ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or Board) of Teekay Tankers Ltd., a corporation organized in the Republic of The Marshall Islands (or Teekay Tankers), is providing these proxy materials for you in connection with Teekay Tankers’ adjourned 2008 Annual Meeting of Shareholders, which will take place on Wednesday, September 24, 2008. As a shareholder, you are invited to attend the adjourned annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	Why was the original 2008 annual meeting adjourned?

A:	The original 2008 Annual Meeting of the Shareholders, which was scheduled for June 5, 2008, was adjourned until September 24, 2008 due to a third-party processing error in which proxy materials for Teekay Corporation, rather than for Teekay Tankers Ltd., were distributed to certain shareholders of Teekay Tankers Ltd. The adjournment was to ensure that Teekay Tankers Ltd. shareholders received proper notice of the annual meeting.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the adjourned annual meeting, the voting process, the compensation of directors and Teekay Tankers’ executive officers, and certain other information about Teekay Tankers.

Q:	How may I obtain Teekay Tankers’ annual report to shareholders?

A:	A copy of our annual report to shareholders was enclosed in the proxy materials distributed in connection with the original 2008 annual meeting. A copy of our annual report to shareholders is available under “Annual Reports” in the Investor Center section of our website at www.teekaytankers.com, where printed copies can also be ordered online under “Printed Materials”.

Q:	How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the SEC?

A:	Our 2007 Annual Report on Form 20-F was included in our annual report to shareholders. Shareholders may also request a free copy of our 2007 Annual Report on Form 20-F from:
Teekay Tankers Ltd.
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Attention: Investor Relations
Telephone: (604) 844-6654
Email: investor.relations@teekaytankers.com
Teekay Tankers will also furnish any exhibit to the Form 20-F if specifically requested. Copies of the 2007 Annual Report on Form 20-F are also available under “SEC Filings” in the Investor Center section of our website at www.teekaytankers.com and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov.

Q:	What items of business will be voted on at the adjourned annual meeting?

A:	The items of business scheduled to be voted on at the adjourned annual meeting are:
•	The election of six directors to Teekay Tankers’ Board for a term of one year, and

•	The ratification of our independent auditors for the 2008 fiscal year.
We will also consider any other business that properly comes before the adjourned annual meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the ratification of the independent auditors for the 2008 fiscal year.

Q:	What shares can I vote?

A:	Each share of Teekay Tankers common stock issued and outstanding as of the close of business on August 15, 2008, the record date for the adjourned annual meeting, is entitled to be voted on all items being voted upon at the adjourned annual meeting. The record date for the adjourned annual meeting is the date used to determine both the number of shares of Teekay Tankers’ common stock that are entitled to be voted at the adjourned annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the adjourned annual meeting. On the record date for the adjourned annual meeting we had 12,500,000 shares of Class A common stock and 12,500,000 shares of Class B common stock issued and outstanding.
You may vote all shares owned by you as of the record date for the adjourned annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most Teekay Tankers shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.
Shareholder of Record

If your shares are registered directly in your name with Teekay Tankers’ transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay Tankers. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay Tankers or to vote in person at the meeting. Teekay Tankers has enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the adjourned annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the adjourned annual meeting?

A:	You are entitled to attend the adjourned annual meeting only if you were a Teekay Tankers shareholder as of the close of business on August 15, 2008 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the adjourned annual meeting. The meeting is scheduled to begin promptly at 9:00 a.m., Pacific Time.

Q:	How can I vote my shares in person at the adjourned annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the adjourned annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the adjourned annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the adjourned annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.
Shareholders of record of Teekay Tankers common stock may submit proxies by completing, signing and dating their proxy cards and mailing them in the enclosed envelopes. Teekay Tankers shareholders who hold shares beneficially in street name may vote by completing, signing and dating the voting instruction cards provided and mailing them in the enclosed envelopes, or otherwise as directed in the voting instruction card provided by your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the adjourned annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to the Teekay Tankers Corporate Secretary by mail received prior to your shares being voted, or by attending the adjourned annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A.	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay Tankers or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally shareholders provide written comments on their proxy card, which are then forwarded to Teekay Tankers’ management.

Q:	What are the relative voting rights of Teekay Tankers Class A common stock and Class B common stock?

A.	Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of shareholders at the meeting, including the election of directors. Holders of Teekay Tankers Class A common stock will be entitled to one vote per share on all matters voted on at the meeting. Pursuant to Teekay Tankers’ articles of incorporation, holders of Teekay Tankers Class B common stock are generally entitled to five votes per share, provided that the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. Based on the current number of outstanding shares of Teekay Tankers Class A common stock and Class B common stock, the aggregate voting power of the Class B common stock will be limited to 49% on all matters voted on at the meeting. Accordingly, each share of Class B common stock will have that number of votes equal to the quotient of (a) 49% of the aggregate number of all outstanding shares of Class A and Class B common stock divided by (b) the number of outstanding shares of Class B common stock.

Q:	How many shares must be present or represented to conduct business at the adjourned annual meeting?

A:	The general quorum requirement for holding the adjourned annual meeting and transacting business is that holders of a majority of the total voting power of all shares of Teekay Tankers Class A or Class B common stock entitled to vote must be present in person or represented by proxy. However, when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the then-outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. There are no matters proposed to be voted on at the meeting that would require separate voting by the holders of Class A common stock and the holders of Class B common stock. Both abstentions and broker non-votes are counted for the purpose of determining the presence of a quorum.

Q:	How are votes counted?

A.	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For the other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”
If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay Tankers’ nominees to the Board, “FOR” ratification of the independent auditors and in the discretion of the proxy holders on any other matters that properly come before the meeting).

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the six persons receiving the highest number of “FOR” votes at the adjourned annual meeting will be elected. The other proposals require the affirmative “FOR” vote of a majority of the total voting power of those shares of common stock present in person or represented by proxy and entitled to vote on that proposal at the adjourned annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. Teekay Tankers does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of Class A common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the adjourned annual meeting?

A.	Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the adjourned annual meeting. If you grant a proxy, the persons named as proxyholders, Bjorn Moller, Peter Evensen and Arthur J. Bensler, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:
Teekay Tankers Ltd.
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Attention: Investor Relations
Telephone: (604) 844-6654
Email: investor.relations@teekaytankers.com
Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Where can I find the voting results of the adjourned annual meeting?

A:	We intend to announce preliminary voting results at the adjourned annual meeting and publish final results in our report on Form 6-K for the third quarter of fiscal 2008.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.
Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay Tankers’ proxy statement for the annual meeting next year, the written proposal must be received by Teekay Tankers’ Corporate Secretary at the address set forth below no later than December 31, 2008. If the date of next year’s annual meeting is moved more than 30 days before or after the anniversary date of this year’s original annual meeting, the deadline for inclusion of proposals in Teekay Tankers’ proxy statement instead will be not later than 10 days following the earlier of the date on which notice of the annual meeting is mailed to Teekay Tankers’ shareholders or the date on which public disclosure of the date of the annual meeting is made. Such proposals also will need to comply with Teekay Tankers’ bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be sent by mail or facsimile addressed to:
Corporate Secretary
Teekay Tankers Ltd.
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
Facsimile: (604) 609-6447
For a shareholder proposal that is not intended to be included in Teekay Tankers’ proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay Tankers common stock to approve that proposal, provide the information required by Teekay Tankers’ bylaws and give timely notice to Teekay Tankers’ Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 90 days or more than 120 days prior to anniversary date of the immediately preceding annual general meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay Tankers’ Corporate Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, Teekay Tankers’ bylaws permits shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay common stock to elect such nominee and provide the information required by Teekay Tankers’ bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will owe a fiduciary obligation to Teekay Tankers and its shareholders if elected. In addition, the shareholder must give timely notice to Teekay Tankers’ Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact Teekay Tankers’ Corporate Secretary at the address set forth above for a copy of the relevant bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay Tankers’ bylaws are also available under “Corporate Governance” in the Investor Center section of Teekay Tankers’ website at www.teekaytankers.com

Q:	How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?

A:	You may submit any communication intended for Teekay Tankers’ Board or the non-management directors by directing the communication by mail or fax addressed as follows:
Teekay Tankers Ltd.
Suite No. 1778,
48 Par-la-Ville Road
Hamilton, HM 11, Bermuda
Attention: Chairman
Facsimile: (441) 292-3931

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
     Teekay Tankers is committed to sound corporate governance principles. These principles contribute to Teekay Tankers’ business success and are essential to maintaining Teekay Tankers’ integrity in the marketplace. Teekay Tankers’ Corporate Governance Guidelines and Standards of Business Conduct are available under “Corporate Governance” in the Investor Center section of its website at www.teekaytankers.com.
Board Independence
     The Board has determined that each of our directors, other than C. Sean Day, our Chairman, Bjorn Moller, our Chief Executive Officer, and Peter Evensen, our Executive Vice President, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards, as currently in effect. Three of the current directors standing for re-election at the annual meeting are independent directors.
     NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the board of directors or to establish compensation or nominating/corporate governance committees composed of independent directors. However, we intend to eventually have a majority of our directors be independent under NYSE rules.
     The Board has determined that each member of Teekay Tankers’ Audit Committee and Conflicts Committee has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards. In addition, the Board has determined that each member of the Audit Committee also satisfies Teekay Tankers’ Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.
Board Structure and Committee Composition
     As of the date of this proxy statement, the Board has six directors and the following three committees: (1) Audit, (2) Conflicts, and (3) Nominating and Corporate Governance. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Center section of Teekay Tankers’ website at www.teekaytankers.com. Teekay Tankers was formed in October 2007 and completed its initial public offering of its Class A common stock on December 18, 2007. In December 2007, Teekay Tankers’ Board created the three committees described above. Neither the Board nor any of its committees held any meetings in December 2007 following Teekay Tankers’ initial public offering. The membership of each of the committees as of the date of this proxy statement is as follows:

Nominating and Corporate
Name of Director	Audit	Conflicts	Governance
Independent Directors:
Richard T. du Moulin	X	*	X
Richard J.F. Bronks	X	X	*
William Lawes	*	X	X
Non-independent Directors:
C. Sean Day			X
Bjorn Moller
Peter Evensen

X	= Committee member

*	= Chair

Audit Committee
     Teekay Tankers’ Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that William Lawes qualifies as an audit committee financial expert.
     The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:
•	the integrity of Teekay Tankers’ financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and independent auditors.
     Specific duties of the Audit Committee include, among others: preparing an Audit Committee report for inclusion in the annual proxy statement; annually reviewing the Audit Committee charter and the Committee’s performance; appointing, evaluating and compensating Teekay Tankers’ independent auditors; pre-approving the retention of the independent auditors for audit and permitted non-audit services; reviewing Teekay Tankers’ financial statements; reviewing Teekay Tankers’ internal controls, internal audit function and corporate policies with respect to financial information; overseeing the establishment of procedures for handling complaints concerning financial, accounting, internal accounting controls and auditing matters; periodically reviewing and monitoring compliance with and the effectiveness of Teekay Tankers’ Standards of Business Conduct; and periodically reviewing risks that may have a significant impact on Teekay Tankers’ financial statements. The Audit Committee works closely with Teekay Tankers’ management, internal auditors and independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Teekay Tankers for outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties.
     The report of the Audit Committee is included on page 25 of this proxy statement. The Committee’s charter is available under “Corporate Governance” in the Investor Center section of Teekay Tankers’ website at www.teekaytankers.com.
Conflicts Committee
     Teekay Tankers’ Conflicts Committee is composed entirely of directors who satisfy the same heightened NYSE and SEC independence standards as apply to audit committee membership. The Conflicts Committee reviews matters that the Board refers to the committee for consideration and which constitute (a) matters the Board believes may involve conflicts of interest between (1) Teekay Tankers and (2) its controlling shareholder Teekay Corporation or its affiliates (other than Teekay Tankers) or (b) material related-party transactions, including transactions between Teekay Tankers and its officers or directors or their affiliates. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself. The Conflicts Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Teekay Tankers for, outside advisers as the Conflicts Committee deems necessary to fulfill its duties.
     The Conflicts Committee’s charter is available under “Corporate Governance” in the Investor Center section of Teekay Tankers’ website at www.teekaytankers.com.
Nominating and Corporate Governance Committee
     The Nominating and Corporate Governance Committee:
•	identifies individuals qualified to become Board members;

•	selects and recommends director and committee member candidates to the Board;

•	develops and recommends to the Board corporate governance principles and policies applicable to Teekay Tankers, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	oversees the evaluation of the Board and its committees.

     Specific duties of the Nominating and Corporate Governance Committee include, among others: annually assessing the size and composition of the Board; periodically reviewing director qualification criteria; annually reviewing and, as appropriate, recommending directors for continued service; overseeing the Board’s committee structure; recommending Board committee assignments; monitoring compliance with Board and Board committee membership criteria; developing procedures for selecting the Chair of the Board; determining the method of communication between employees, shareholders and other interested parties and non-management directors; and annually evaluating the Committee’s performance and its charter. The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors. A member of the Nominating and Corporate Governance Committee receives communications directed to non-management directors.
     The Committee’s charter is available under “Corporate Governance” in the Investor Center section of Teekay Tankers’ website at www.teekaytankers.com.
Consideration of Director Nominees
Shareholder Nominees
     The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability on the Board and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Committee should include the nominee’s name and qualifications for Board membership and should be mailed, addressed to:
Corporate Secretary
Teekay Tankers Ltd.
Suite 2000, Bentall 5
550 Burrard Street
Vancouver, BC V6C 2K2
     In addition, Teekay Tankers’ bylaws permit shareholders to nominate directors for consideration at an annual shareholder meeting. For a description of the process for nominating directors in accordance with Teekay Tankers’ bylaws, please read “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6.
Director Qualifications
     Teekay Tankers’ Corporate Governance Guidelines include Board membership guidelines that the Nominating and Corporate Governance Committee should consider in reviewing and in recommending director nominees to the Board. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity and values. Among other things, the Nominating and Corporate Governance Committee should consider the nominee’s training, experience and ability in making and overseeing policy in business, government or education sectors; willingness and availability to carry out his or her duties effectively; and commitment to act in the best interests of Teekay Tankers and its stakeholders and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating and Corporate Governance Committee also assesses an individual’s qualifications, skills, experience, background and knowledge in light of the overall composition of the existing Board. Teekay Tankers’ Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Corporate Governance” in the Investor Center section of its website at www.teekaytankers.com.
Identifying and Evaluating Nominees for Directors
     The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating and Corporate Governance Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Corporate Governance Committee considers potential director candidates. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee, and may be considered at any time during the year. As described above, the Nominating and Corporate Governance Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Corporate Governance Committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, these materials are forwarded to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.
Executive Sessions
     Teekay Tankers’ non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. A non-management director will preside over each executive session of the non-management directors, although the same director is not required to preside over each session. Any non-management director may request that additional executive sessions of the non-management directors be held, and the presiding non-management director for the previous session will determine whether to call any such meeting.
Communications with the Board
     Individuals may communicate with the Board by writing to Teekay Tankers’ Board by mail or fax addressed to:
Teekay Tankers Ltd.
Suite No. 1778
48 Par-la-Ville Road
Hamilton, HM 11 Bermuda
Facsimile: (441) 292-3931
     Communications that are intended specifically for non-management directors should be addressed to the Nominating and Corporate Governance Committee and sent to the above address.
DIRECTOR COMPENSATION
     The following table provides information on Teekay Tankers’ compensation and reimbursement practices for non-employee directors. Teekay Tankers’ employee directors do not receive any separate compensation for their Board activities. During fiscal 2007, the only compensation paid to Teekay Tankers’ directors was a grant to each non-management director of fully-vested shares of a Class A common stock with a value of approximately $15,000. The anticipated compensation for Teekay Tankers’ non-employee directors during fiscal 2008 is set forth in the following table.
ANTICIPATED NON-EMPLOYEE DIRECTOR COMPENSATION TABLE
FOR FISCAL 2008

Annual cash retainer	$40,000
Additional cash retainer for:
• Chair of the Board	$25,000
• Chair of the Audit or Conflicts Committee	$12,500
• Member of Audit or Conflicts Committee	$7,500
• Chair of the Nominating and Corporate Governance Committee	$5,000
• Member of Nominating and Corporate Governance Committee	Nil
Annual retainer paid in Teekay Tankers Class A common stock	$50,000
Additional annual retainer paid in Teekay Tankers Class A common stock to Chair of the Board	$15,000
Reimbursement for expenses attendant to Board membership	Yes

PROPOSALS TO BE VOTED ON
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     Teekay Tankers’ Board of Directors currently consists of six directors. At the adjourned 2008 annual meeting, six directors will be elected to serve for a one-year term until the 2009 annual meeting and until their successors are elected. Votes may not be cast for a greater number of director nominees than six.
     Information regarding the business experience of each nominee is provided below. There are no family relationships among Teekay Tankers’ executive officers and directors.
     If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the six persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.
     The six persons receiving the highest number of “FOR” votes represented by shares of Teekay Tankers common stock, present in person or represented by proxy and entitled to be voted at the adjourned annual meeting will be elected.
     The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Bjorn Moller, Peter Evensen and Arthur J. Bensler, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.
     The Board recommends a vote FOR the election to the Board of each of the following nominees.
INFORMATION ABOUT THE DIRECTOR NOMINEES

C. Sean Day Director since 2007 Age 59	Mr. Day was appointed as Teekay Tankers’ Chairman of the Board in October 2007. Mr. Day has also served as Chairman of the Board of Teekay Corporation since 1999; Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly traded entity controlled by Teekay Corporation) since Teekay GP L.L.C. was formed in November 2004; and Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly traded entity controlled by Teekay Corporation) since Teekay Offshore GP L.L.C. was formed in August 2006. Teekay Corporation is Teekay Tankers’ controlling shareholder. Please read “Certain Relationships and Related Transactions.” From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to holding this position, Mr. Day held a number of senior management positions in the shipping and finance industries. He is currently serving as a director of Kirby Corporation and is Chairman of Compass Diversified Holdings.

Bjorn Moller Director since 2007 Age 50	Mr. Moller was appointed as Teekay Tankers’ Chief Executive Officer and as a Director in October 2007. Mr. Moller is the President and Chief Executive Officer of Teekay Corporation and has held these positions since April 1998. Mr. Moller has also served as the Vice Chairman and a director of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C. since their formation in November 2004 and August, 2006, respectively. Please read “Certain Relationships and Related Transactions.” Mr. Moller has over 25 years’ experience in the shipping industry and in December 2006 he was appointed Chairman of the International Tanker Owners Pollution Federation. Mr. Moller has served in senior management positions with Teekay Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.

Peter Evensen Director since 2007 Age: 49	Mr. Evensen was appointed as Teekay Tankers’ Executive Vice President and as a Director in October 2007. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Corporation. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen has also served as Chief Executive Officer, Chief Financial Officer and as a director of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C. since their formation in November 2004 and August, 2006, respectively. Please read “Certain Relationships and Related Transactions.” Mr. Evensen has over 25 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Richard T. du Moulin Director since 2007 Age 61	Mr. du Moulin has served as a Teekay Tankers’ Director since December 2007. Mr. du Moulin is the President of Intrepid Shipping LLC, a position he has held since 2002. Prior to forming Intrepid Shipping in 2002, he served, from 1998, as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Development Committee of Seamens Church Institute. He serves as a Trustee of Storm Trysail Club and Friends of Georgetown Sailing. Mr. du Moulin serves as a director of Tidewater Inc. and Globe Wireless LLC. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999.

Richard J.F. Bronks Director since January 2008 Age 42	Mr. Bronks has served as a Teekay Tankers’ Director since January 2008. Mr. Bronks recently retired from Goldman Sachs, where he had been a Partner since 1998. From 2004 until March 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in Emerging Markets, including Central and Eastern Europe, Russia, Former Soviet Union, Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, both its oil derivatives business and its crude oil trading business.

William Lawes Director since January 2008 Age 64	Mr. Lawes has served as a Teekay Tankers’ Director since January 2008. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes currently serves as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services.

PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT AUDITORS
     The Audit Committee of the Board has appointed Ernst & Young LLP, Chartered Accountants, to examine the financial statements of Teekay Tankers for the fiscal year ending December 31, 2008. Ernst & Young LLP, Chartered Accountants, examined the financial statements of Teekay Tankers for the fiscal year ended December 31, 2007. Please see “Principal Auditor Fees and Services” on page 24.
     The Board recommends a vote FOR the ratification of the selection of Ernst & Young LLP, Chartered Accountants, as Teekay Tankers’ independent auditors for fiscal 2008. If the appointment is not ratified, Teekay Tankers’ Audit Committee will consider whether it should select this firm as Teekay Tankers’ independent auditors.
Vote Required
     Ratification of the appointment of Ernst & Young LLP, Chartered Accountants, as Teekay Tankers’ independent auditors for fiscal 2008 requires the affirmative vote of a majority of the voting power of all shares of Teekay Tankers common stock present in person or represented by proxy and entitled to be voted at the meeting.

COMMON STOCK OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT
     The following table sets forth information regarding beneficial ownership, as of August 1, 2008 (except as otherwise noted), of Teekay Tankers Class A common stock and Class B common stock by:
•	each person or entity known by Teekay Tankers to beneficially own more than 5% of the Class A or Class B common stock; and

•	all current Teekay Tankers directors and executive officers as a group.
     The information provided in the table is based on information filed with the SEC and information provided to Teekay Tankers.
     The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has voting or investment power. In addition a person or entity beneficially owns any shares that the person or entity has the right to acquire as of September 30, 2008 (60 days after August 1, 2008) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.
Beneficial Ownership Table

		Percentage of		Percentage of	Percentage of
	Class A	Class A	Class B	Class B	Total Class A
	Common	Common	Common	Common	and Class B
	Stock	Stock	Stock	Stock	Common Stock
	Beneficially	Beneficially	Beneficially	Beneficially	Beneficially
Name and Address of Beneficial Owner	Owned	Owned	Owned	Owned	Owned (1)
Teekay Corporation (2)	1,000,000	8.0%	12,500,000	100.0%	54.0%
Suite No. 1778, 48 Par-la-Ville Road Hamilton, HM 11, Bermuda

Sentry Select Capital Corp. (3)	1,391,000	11.1%	Nil	Nil	5.6%
The Exchange Tower 130 King Street West, Suite 2850 Toronto, ON M5X 1A4

Merrill Lynch, Pierce, Fenner & Smith Incorporated (4)	1,341,290	10.7%	Nil	Nil	5.4%
4 World Financial Center North Tower New York, NY 10080

Iridian Asset Management, LLC (5)	1,256,165	10.0%	Nil	Nil	5.0%
276 Post Road West Westport, CT 06880-4704

All current directors and executive officers, as a group (7 persons) (6)	232,567	1.9%	Nil	Nil	0.9%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 4.1% for Class A common stock, 49.0% for Class B common stock and 53.1% for total Class A and Class B common stock.

(2)	This information is based on the Schedule 13D filed by Teekay Corporation with the SEC on December 28, 2007.

(3)	Includes sole voting power and sole disparities power as to 1,391,000 shares of Class A common stock. This information is based on the Schedule 13G filed by this investor with the SEC on March 28, 2008.

(4)	Includes sole voting power and sole dispositive power as to 1,341,290 shares of Class A common stock. This information is based on the Schedule 13G filed by this investor with the SEC on June 10, 2008.

(5)	Includes shared voting power and shared dispositive power as to 1,256,165 shares of Class A common stock. This information is based on the Amendment No. 1 to Schedule 13G filed by this investor with the SEC on May 6, 2008.

(6)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation, on the board of directors of which serve our directors, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Corporation’s President and Chief Executive Officer. Peter Evensen, our Executive Vice President and one of our directors, is Teekay Corporation’s Executive Vice President and Chief Strategy Officer, and Vincent Lok, our Chief Financial Officer, is also the Executive Vice President and Chief Financial Officer of Teekay Corporation. Please read “Certain Relationships and Related-Party Transactions — Teekay Tankers’ Executive Officers and Certain of its Directors” for more detail.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Controlling Ownership Interest of Teekay Corporation; Renunciation of Business Opportunities in Favor of Teekay Corporation
     Teekay Corporation owns, directly or indirectly, 12,500,000 shares of Teekay Tankers Class B common stock and 1,000,000 shares of Teekay Tankers Class A common, representing a 54% ownership interest in Teekay Tankers and 53% of the aggregate voting power of Teekay Tankers’ outstanding shares of common stock. Please read “Common Stock Ownership of Certain Beneficial Owners and Management.”
     Teekay Tankers Class B common stock has five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while Teekay Tankers Class A common stock has one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and additional shares of Class A common stock. Because of Teekay Tankers’ dual-class structure, Teekay Corporation may continue to control all matters submitted to Teekay Tankers shareholders for approval even if it and its affiliates come to own significantly less that 50% of the shares of Teekay Tankers outstanding common stock.
     Teekay Tankers’ articles of incorporation renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and Teekay Tankers. This provision effectively limits the fiduciary duties Teekay Tankers or its shareholders otherwise may be owed regarding these business opportunities by the Teekay Tankers directors and officers who also serve as directors or officers of Teekay Corporation or its other affiliates. If Teekay Corporation or its affiliates no longer beneficially own shares representing at least 20% of the total voting power of Teekay Tankers outstanding capital stock, and no person who is an officer or director of Teekay Tankers is also an officer or director of Teekay Corporation or its other affiliates, then this business opportunity provision of Teekay Tankers’ articles of incorporation will terminate.
Teekay Tankers’ Executive Officers and Certain of its Directors
     C. Sean Day, the Chairman of Teekay Tankers’ Board, is also the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation), Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Tankers Management Services Ltd. (the Manager), a subsidiary of Teekay Corporation that provides to Teekay Tankers substantially all services necessary to support Teekay Tankers’ business. Please read “—Management Agreement” below.
     Bjorn Moller, Teekay Tankers’ Chief Executive Officer and one of its Directors, is also the Chief Executive Officer and a director of the Manager and of Teekay Corporation. He is also a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

     Vincent Lok, Teekay Tankers’ Chief Financial Officer, is also the Chief Financial Officer of the Manager and the Executive Vice President and Chief Financial Officer of Teekay Corporation.
     Peter Evensen, Teekay Tankers’ Executive Vice President and one of its Directors, is the Executive Vice President and Chief Strategy Officer of Teekay Corporation and the Chief Executive Officer and Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. He is also a director of the Manager.
Management Agreement
     In connection with Teekay Tankers’ initial public offering, it entered into a long-term management agreement (the Management Agreement) with the Manager. Pursuant to the Management Agreement, the Manager provides the following types of services to Teekay Tankers: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business).
     The Manager has agreed to use its best efforts to provide these services upon Teekay Tankers’ request in a commercially reasonable manner and may provide these services directly to Teekay Tankers or subcontract for certain of these services with other entities, primarily other Teekay Corporation subsidiaries. However, the Manager currently subcontracts with Unicom Management Services (Cyprus) Ltd., which is not affiliated with Teekay Corporation, for the technical management of one vessel, the Nassau Spirit. Under the Management Agreement, the Manager remains responsible for any subcontracted services. Teekay Tankers will indemnify the Manager for any losses it incurs in connection with providing services, excluding losses caused by the recklessness, gross negligence or willful misconduct of the Manager or its employees or agents, for which losses the Manager will indemnify Teekay Tankers.
      Term and Termination Rights
     Subject to the termination rights described below, the initial term of the Management Agreement will expire on December 31, 2022. If not terminated, the Management Agreement will automatically renew for a five-year period and thereafter be extended in additional five-year increments if Teekay Tankers does not provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
     Teekay Tankers’ Termination Rights. Teekay Tankers may terminate the Management Agreement under any of the following circumstances:
•	First, if at any time the Manager materially breaches the management agreement and the matter is unresolved after a 90-day dispute resolution period.

•	Second, if at any time (1) the Manager has been convicted of, or has entered into a plea bargain or plea of nolo contendre or settlement admitting guilt for a crime, which conviction, plea or settlement is demonstrably and materially injurious to Teekay Tankers, and (2) the holders of a majority of the outstanding Teekay Tankers Class A common stock elect to terminate the Management Agreement.

•	Third, if at any time the Manager experiences certain bankruptcy events.

•	Fourth, if any person or persons, other than Teekay Corporation and its affiliates, control a majority of the voting or economic control of the Manager and Teekay Tankers does not consent to the change of control.

•	Fifth, if Teekay Tankers provides notice in the fourth quarter of 2016 after two-thirds of the Teekay Tankers’ Board elects to terminate the Management Agreement, which termination would be effective on December 31, 2017.

•	Sixth, if Teekay Tankers provides notice in the fourth quarter of 2021, which termination would be effective on December 31, 2022. If the Management Agreement extends pursuant to its terms as described above, Teekay Tankers can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.
     If Teekay Tankers elects to terminate the Management Agreement under the fifth or sixth circumstances described above, the Manager will receive a payment (the Termination Payment) in an amount equal to the aggregate performance fees payable for the immediately preceding five fiscal years. If the Management Agreement is terminated prior to December 31, 2012, the Termination Payment will be calculated by multiplying the aggregate performance fees payable for the completed fiscal years by a fraction, the numerator of which is five and the denominator of which is the number of such completed fiscal years. Please read “—Compensation of the Manager—Performance Fee” below for a description of performance fees under the Management Agreement. Any Termination Payment will be paid to the Manager in four quarterly installments over the course of the fiscal year following termination.
     The Manager’s Termination Rights. The Manager may terminate the Management Agreement prior to the end of its term under either of the following two circumstances:
•	First, after December 18, 2012 with 12 months’ notice. At Teekay Tankers’ option, the Manager will continue to provide technical services to Teekay Tankers for up to an additional two-year period from termination, provided that the Manager or its affiliates continue in the business of providing such services to third parties for similar types of vessels.

•	Second, if at any time Teekay Tankers’ materially breaches the agreement and the matter is unresolved after a 90-day dispute resolution period.
     If the Manager elects to terminate the Management Agreement under the second circumstance described above, the Manager will receive the Termination Payment, payable in four quarterly installments over the course of the first year following termination.
     Termination After a Change of Control of Teekay Tankers. The Management Agreement will terminate automatically and immediately after a Change of Control (as defined in the Management Agreement) of Teekay Tankers. “Change of Control” includes, among other things: (a) the sale or disposition of all or substantially all the assets of Teekay Tankers (other than a disposition to Teekay Corporation or any of its affiliates); (b) the consummation of any transaction by which any person (other than Teekay Corporation or any of its affiliates) becomes the beneficial owner of a majority of the voting power of Teekay Tankers’ voting capital stock; (c) a merger or consolidation involving Teekay Tankers (other than a merger or consolidation with or into Teekay Corporation or any of its affiliates) if the Teekay Tankers common stock outstanding immediately prior to such transaction is not converted into or exchanged for voting stock of the surviving person constituting a majority of the outstanding voting power of such surviving person immediately after the transaction; and (d) the first day on which a majority of the members of Teekay Tankers’ Board are not members of the Board as of December 18, 2007 or nominated for election or elected to the Board with the approval of a majority of the directors then in office who were either directors as of December 18, 2007 or whose nomination or election was previously so approved. Upon any such termination, Teekay Tankers will be required to pay the Manager the Termination Payment in a single installment.
      Compensation of the Manager
     Management Fee. In return for services under the Management Agreement, Teekay Tankers pays the Manager a management fee based on the following components:
•	Commercial services fee. Teekay Tankers pays a fee to the Manager for commercial services it provides to Teekay Tankers currently equal to $350 per vessel per day plus 1.25% of the gross revenue attributable to the vessels the Manager commercially manages for Teekay Tankers (excluding vessels participating in the Teekay Pool, as defined below, or operating under a time-charter contract). The amount of the daily per vessel fee will be adjusted every three years by agreement between Teekay Tankers and the Manager or, if the parties cannot reach agreement, by arbitration.

•	Technical services fee. Teekay Tankers pays a fee to the Manager for technical services that is equal to the average rate Teekay Corporation charges third parties to technically manage their vessels of a similar size. The amount of the fee for technical services is adjusted quarterly to the extent Teekay Corporation changes the rate it charges third parties for technical services.

•	Administrative and strategic services fees. Teekay Tankers pays fees to the Manager for administrative and strategic services that reimburse the Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study will be updated at least annually.
     Performance Fee. In order to provide the Manager with an incentive to increase our Cash Available for Distribution (as defined below), the Management Agreement also provides for payment to the Manager of a performance fee in certain circumstances, in addition to the basic fee described above. If Gross Cash Available for Distribution (as defined below) for a given fiscal year exceeds $3.20 per share of Teekay Tankers’ outstanding common stock (or the Incentive Threshold), which represents 20% above an annual incentive baseline dividend amount of $2.65 per share (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year), the Manager generally is entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs and any write-offs or other non-recurring items. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves Teekay Tankers’ Board may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution.
     Commencing January 1, 2008, Teekay Tankers has maintained an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which its dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that Teekay Tankers’ shareholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, Teekay Tankers will only pay the Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero.
Pooling Agreement
     In connection with Teekay Tankers’ initial public offering, it entered into a revenue sharing pool agreement (the Pooling Agreement) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation. Pursuant to the Pooling Agreement, Teekay Tankers and Teekay Corporation agreed to include in the Teekay Pool all of their respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of May 1, 2008, the Teekay Pool consisted of 42 tankers, including 4 tankers of Teekay Tankers.
     Under the Pooling Agreement, Teekay Chartering Limited commercially manages the Teekay Pool by providing chartering and marketing services for all participating tankers. Teekay Tankers remains responsible for the technical management of its vessels in the Teekay Pool, and the Manager provides these technical services to Teekay Tankers pursuant to the Management Agreement.
     Allocation of Teekay Pool Earnings
     The Teekay Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Teekay Pool, less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its age, cargo capacity, pumping capabilities, speed and bunker consumption, as well as actual on-hire performance. The weighting allocation for vessels in the Teekay Pool is adjusted at least every six months and vessels are allocated their initial weighting upon their entry into the Teekay Pool. The allocation for each vessel participating in the pool is established based on the recommendation of an independent specialist or maritime consultant. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants.
      Commercial Management Fee and Working Capital Payments
     Teekay Chartering Limited provides commercial services to pool participants and otherwise administers the pool in exchange for a fee initially equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels. The amount of the daily per vessel fee will be adjusted every three years by agreement between Teekay Chartering Limited and Teekay Tankers or, if needed, by arbitration.
     Upon delivery of each of Teekay Tankers’ vessels to the Teekay Pool, Teekay Tankers is required to advance to Teekay Chartering Limited $250,000 for working capital purposes. Teekay Tankers may be required to advance additional working capital funds from time to time. Working capital advances will be returned to Teekay Tankers when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies.
      Term and Termination Rights
     Subject to the termination rights described below, the initial term of the Pooling Agreement expires on December 31, 2022. If not terminated, the Pooling Agreement will automatically renew for a five-year period and thereafter be extended in additional five-year increments unless Teekay Tankers provides a notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
     Teekay Tankers’ Termination Rights. Teekay Tankers may terminate the Pooling Agreement under any of the following circumstances:
•	First, if at any time Teekay Chartering Limited or Teekay Corporation materially breaches the Pooling Agreement and the matter is unresolved after a 90-day dispute resolution period.

•	Second, if at any time (1) Teekay Chartering Limited or Teekay Corporation has been convicted of, or has entered into a plea bargain or plea of nolo contendre or settlement admitting guilt for a crime, which conviction, plea or settlement is demonstrably and materially injurious to Teekay Tankers, and (2) the holders of a majority of the outstanding Class A common stock elect to terminate the Pooling Agreement.

•	Third, if at any time Teekay Chartering Limited or Teekay Corporation experiences certain bankruptcy events.

•	Fourth, if any person or persons, other than Teekay Corporation and its affiliates, control a majority of the voting or economic control of Teekay Chartering Limited and Teekay Tankers does not consent to the change of control.

•	Fifth, if Teekay Tankers provides a termination notice in the fourth quarter of 2021, which termination would be effective on December 31, 2022. If the Pooling Agreement extends pursuant to its terms as described above, Teekay Tankers can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.

•	Sixth, if the Management Agreement terminates for any reason.
     Teekay Chartering Limited’s and Teekay Corporation’s Termination Rights. Either Teekay Chartering Limited or Teekay Corporation may terminate the Pooling Agreement prior to the end of its term under any of the following circumstances:
•	First, after December 18, 2012 with 12 months’ notice.

•	Second, if at any time Teekay Tankers materially breaches the Pooling Agreement and the matter is unresolved after a 90-day dispute resolution period.

•	Third, if the Management Agreement terminates for any reason.
      Additions and Withdrawals of Vessels from the Teekay Pool
     Under the Pooling Agreement, each of Teekay Corporation and Teekay Tankers has committed to include in the Teekay Pool all of its and our Aframax crude tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days, unless otherwise agreed by the parties with respect to specific vessels.
     Any Aframax-class crude tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Pool, unless otherwise agreed by Teekay Corporation and Teekay Tankers. In addition, vessels will no longer participate in the Teekay Pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Pooling Agreement.
Contribution, Conveyance and Assumption Agreement
     Prior to the closing of Teekay Tankers’ initial public offering in December 2007, it entered into a contribution, conveyance and assumption agreement with Teekay Corporation pursuant to which Teekay Tankers acquired from Teekay Corporation a fleet of nine Aframax-class oil tankers in exchange for 12,500,000 shares of Class B common stock, 1,000,000 shares of Class A common stock and a promissory note that was repaid with proceeds of the public offering. The following discussion describes other provisions included in the agreement.
     Indemnification
     Pursuant to the contribution, conveyance and assumption agreement, Teekay Corporation agreed to indemnify Teekay Tankers against:
•	certain environmental and toxic tort liabilities to the extent arising prior to the closing date of the offering and relating to the assets and liabilities transferred to Teekay Tankers pursuant to the agreement;

•	certain defects in title to the transferred assets as of the closing of the offering and any failure to obtain, prior to the closing of this offering, certain consents and permits necessary to own and operate such assets; and

•	certain tax liabilities attributable to the operation of such assets prior to the closing of the offering.
     Business Opportunities
     Under the contribution, conveyance and assumption agreement, Teekay Corporation and Teekay Tankers agreed that Teekay Corporation and its other affiliates may pursue any Business Opportunity (as defined below) of which it, they or Teekay Tankers becomes aware. Business Opportunities may include, among other things, opportunities to charter out, charter in or acquire oil tankers or to acquire tanker businesses.
     Pursuant to the contribution, conveyance and assumption agreement, Teekay Tankers agreed that:
(a)	Teekay Corporation and its other affiliates may engage (and will have no duty to refrain from engaging) in the same or similar activities or lines of business as Teekay Tankers, and that Teekay Tankers will not be deemed to have an interest or expectancy in any business opportunity, transaction or other matter (each a Business Opportunity) in which Teekay Corporation or any of its other affiliates engages or seeks to engage merely because Teekay Tankers engages in the same or similar activities or lines of business as that related to such Business Opportunity;

(b)	if Teekay Corporation or any of its other affiliates (whether through the Manager, any of Teekay Corporation’s or any of its other affiliate’s officers or directors who are also officers or directors of Teekay Tankers, or otherwise) acquires knowledge of a potential Business Opportunity that may be deemed to constitute a corporate opportunity of both Teekay Corporation and Teekay Tankers, then (i) neither Teekay Corporation, the Manager nor any of such officers or directors will have any duty to communicate or offer such Business Opportunity to Teekay Tankers and (ii) Teekay Corporation may

pursue or acquire such Business Opportunity for itself or direct such Business Opportunity to another person or entity; and

(c)	any Business Opportunity of which the Manager or any person who is an officer or director of Teekay Corporation (or any of its other affiliates) and of Teekay Tankers becomes aware shall be a Business Opportunity of Teekay Corporation.
     If Teekay Corporation or its other affiliates no longer beneficially own shares representing at least 20% of the total voting power of Teekay Tankers’ outstanding capital stock, and no person who is an officer or director of Teekay Tankers is also an officer or director of Teekay Corporation or its other affiliates, then the business opportunity provisions of the contribution, conveyance and assumption agreement will terminate.
     Offer by Teekay Corporation to Teekay Tankers of Four Suezmax-Class Oil Tankers
     Under the contribution, conveyance and assumption agreement, Teekay Corporation agreed to offer to Teekay Tankers, prior to July 2009, the right to purchase from it up to four existing Suezmax-class oil tankers at a price equal to their fair market value at the time of the offer. The four vessels are all double-hull crude tankers delivered in 2002 and 2003, with capacities ranging from 159,199 to 165,293 dead-weight tons.
     The fair market value of each vessel is required to be determined by independent broker valuations, taking into account any charter in effect, and each transaction is to be approved by the independent Conflicts Committee of the Teekay Tankers Board. During the 30-day period after delivery by Teekay Corporation of such offer, Teekay Tankers may accept the offer, whereupon the parties will negotiate in good faith to reach an agreement on the terms of the transaction other than the purchase price. If the parties do not reach an agreement within the 30-day period following Teekay Tankers’ acceptance of the offer, Teekay Corporation will be entitled to terminate negotiations and retain the applicable vessel or sell or transfer it to any third party at, if sold or transferred within 180 days, a price no lower than that offered to Teekay Tankers.
     On April 7, 2008, Teekay Corporation sold two of the Suezmax-class oil tankers to Teekay Tankers in accordance with the terms of the contribution, conveyance and assumption agreement for a total cost of $186.9 million. One of the vessels is chartered-out to a third party under a time-charter contract that expires in May 2012. The charterer has placed the vessel into a Suezmax revenue sharing pool that is commercially managed by a subsidiary of Teekay Corporation, Gemini Tankers L.L.C.  The second of these vessels is also in this Suezmax pool, which contains vessels owned by Teekay Corporation and vessels owned by third party owners.   As a result, Teekay Tankers is now party to this Suezmax pool agreement with Gemini Tankers L.L.C., Teekay Corporation and third party vessel owners.
Registration Rights Agreement
     In connection with Teekay Tankers’ initial public offering, it entered into a registration rights agreement with Teekay Corporation pursuant to which Teekay Tankers granted Teekay Corporation and its affiliates certain registration rights with respect to Teekay Tankers Class A and Class B common stock owned by them. Pursuant to the agreement, Teekay Corporation has the right, subject to certain terms and conditions, to require Teekay Tankers, on up to three separate occasions following December 18, 2008, to register under the Securities Act of 1933 shares of Class A common stock, including Class A common stock issuable upon conversion of Class B common stock, held by Teekay Corporation and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of common stock by Teekay Tankers.

EXECUTIVE OFFICERS
     The following table provides information about the executive officers of Teekay Tankers.

Name	Age	Position
Moller, Bjorn*	50	Director and Chief Executive Officer
Evensen, Peter*	49	Director and Executive Vice President
Lok, Vincent	40	Chief Financial Officer

*	For biographical information regarding Messers. Moller and Evensen, please read “Proposal No. 1: Election of Directors — Information about the Director Nominees” above.

Vincent Lok	Mr. Lok was appointed as Teekay Tankers’ Chief Financial Officer in October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.
EXECUTIVE COMPENSATION
          Teekay Tankers was formed in October 2007. Teekay Tankers did not pay any compensation to its officers nor did it accrue any obligations with respect to management incentive or retirement benefits for the officers prior to its initial public offering. Because Teekay Tankers’ executive officers are employees of Teekay Corporation, their compensation (other than any awards under the long-term incentive plan) is set and paid by Teekay Corporation, and Teekay Tankers will reimburse Teekay Corporation for time spent by its executive officers on its management matters. For 2007, Teekay Tankers reimbursed Teekay Corporation $38,356 for time spent by Teekay Tankers’ executive officers on management matters. For more information about executive compensation paid for Teekay Corporation, please see Teekay Corporation’s 2008 Proxy Statement, filed with the Securities and Exchange Commission on May 9, 2008. Teekay Tankers’ Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on April 11, 2008, is hereby incorporated by reference.

PRINCIPAL AUDITOR FEES AND SERVICES
     The Audit Committee of the Board has appointed Ernst & Young LLP, Chartered Accountants, as Teekay Tankers’ independent auditors for fiscal 2008.
Fees Incurred by Teekay Tankers for Ernst & Young LLP Services
     Our principal accountant for 2007 and 2006 was Ernst & Young LLP. The following table shows the fees Teekay Tankers Ltd. paid or accrued for audit and other services provided by Ernst & Young LLP for 2007 and 2006.

Fees	2007	2006
Audit Fees (1)	$303,800	$—
Total	$303,800	$—

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings including professional services in connection with the review of our regulatory filings for our initial public offering in December 2007.
     The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. Fees for services that commenced prior to our initial public offering were approved by the audit committee of Teekay Corporation.

REPORT OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS
     The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:
•	the integrity of Teekay Tankers’ financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and independent auditors.
     The Audit Committee manages Teekay Tankers’ relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay Tankers for such advice and assistance.
     Teekay Tankers’ management has primary responsibility for preparing Teekay Tankers’ consolidated financial statements and Teekay Tankers’ financial reporting process. Teekay Tankers’ independent auditors, Ernst & Young LLP, Chartered Accountants, are responsible for expressing an opinion on the conformity of Teekay Tankers’ audited consolidated financial statements with accounting principles generally accepted in the United States.
     In this context, the Audit Committee reports as follows:
1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for fiscal 2007 with Teekay Tankers’ management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as amended or modified.

3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed the matter of independence with the independent auditors.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Teekay Tankers’ audited consolidated financial statements be included in Teekay Tankers’ Annual Report on Form 20-F for fiscal 2007, for filing with the SEC.
The undersigned members of the Audit Committee have submitted this Report to the Board.
William Lawes, Chair
Richard J.F. Bronks
Richard T. du Moulin